UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2014 (Report No. 1)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

In connection with a meeting held on February 4, 2014 among the Company and the holders of the Company's Series A notes and Series B notes (the "Notes") about the proposed arrangement under Section 350 of the Israeli Companies Law, 1999, among the Company and the Note holders presented by a joint committee of the representatives of the Note holders on January 30, 2014 (and summarized in the Company's report on Form 6-K of even date) (the "Proposed Arrangement"), the Company published its response to the Proposed Arrangement. In its response, the Company indicated that it would be willing to accept most of the terms and conditions of the Proposed Arrangement and proposed changes to some of them, including those regarding Mr. Izhak Tamir's future services to the Company (which were proposed to be unlimited in time and for no compensation), the treatment of the Company's financial obligations toward Mr. Izhak Tamir and Mr. Eric Paneth (which were proposed to be forgiven) and the conditions to the waiver of liability (which were open-ended and subjective).

In addition, on February 4, 2014, the Company published current unaudited financial information and business information about the Company, including the following:

•	Cash and cash equivalents - $1.16 million

•	Accounts receivable - $3.07 million

•	Customer backlog - $1.2 million

•	Debt under the Notes, excluding interest (due July 2014) - $17 million

The foregoing does not include liabilities in the ordinary course of business and liabilities toward the Israeli Office of the Chief Scientist.

The Company's customers are eagerly awaiting the implementation of an arrangement with the Note holders out of concern that without such an arrangement the Company will close, forcing the customers to make alternative arrangements.

Nothing in this report should be construed as an indication that an agreement will reached on the terms of an arrangement with the Note holders or that any arrangement will ultimately be implemented.  Under applicable law, any arrangement requires various approvals, including various stakeholders of the Company, the Tel Aviv District Court and the Tel Aviv Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: February 4, 2014	By:	/s/ Izhak Tamir
Izhak Tamir
Chief Executive Officer